

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via Facsimile
Glen C. Warren, Jr.
President and Chief Financial Officer
Antero Resources Finance Corporation
1625 17th Street
Denver, CO 80202

> **Re:** **Antero Resources Finance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 333-164876**

Dear Mr. Warren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Please explain why you believe that Antero Resources Finance Corporation is the entity among the Antero entities that is the proper registrant to file periodic reports required by Section 15(d) of the Exchange Act. In that regard, we note that Securities Act registration with respect to the exchange offer involving up to $525,000,000 of 9.375% Senior Notes due 2017 by Antero Resources Finance Corporation caused both the issuer and the guarantors to become subject to Section 15(d), and we note that it does not appear that Exchange Act Rule 12h-5 exempts Antero Resources LLC from its reporting obligations. For more information, see SEC Release No. 33-7878, available at http://www.sec.gov/rules/final/33-7878.htm#P195_17429.

Form 10-K for Fiscal Year Ended December 31, 2010

Our Operations, page 5

Reserves Presentation, page 5

2.      Please expand your table to quantify proved developed and proved undeveloped reserves
        for the product types listed in Item 1202(a)(4) of Regulation S-K , as required by Item
        1202(a)(2).

Production, Revenues and Price History, page 8

3.      Please expand your table to disclose average sales price per unit of oil, gas, and natural
        gas liquids to comply with Item 1204(b)(1) of Regulation S-K.

Productive Wells, page 9

4.      Please expand your disclosure to disclose the total gross and net productive wells
        expressed separately for oil, gas, and natural gas liquids to comply with Item 1208(a) of
        Regulation S-K.

Note (13) Supplemental Information on Oil and Gas Producing Activities (Unaudited),
page F-13

(d) Oil and Gas Reserves, page F-31

5.      Please expand your table to include the net quantities of your proved undeveloped
        reserves as of the beginning and the end of the year as required by FASB ASC 932-235-
        50-4 and 55-2.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director